April 9, 2019

Robert Plaschke
Chief Executive Officer
Sonim Technologies, Inc.
1875 South Grant Street
Suite 750
San Mateo, CA 94402

       Re: Sonim Technologies, Inc.
           Amendment No. 1 to
           Draft Registration Statement on Form S-1
           Submitted April 3, 2019
           CIK No. 0001178697

Dear Mr. Plaschke:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Risk Factors
Risks Related to this Offering and Our Common Stock
Our amended and restated certificate of incorporation will designate the Court of Chancery of the
State of Delaware as the sole..., page 35

1. We note your response to comment 8 and your disclosure on page 103 that your amended and restated certificate of incorporation will provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Please bifurcate
 Robert Plaschke
Sonim Technologies, Inc.
April 9, 2019
Page 2
         your risk factor disclosure as to the two choice of forum provisions and discuss the risks of each and questions of enforceability separately.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Years Ended December 31, 2017 and 2018, page 54

2. Please disclose the extent to which your 129.8% revenue growth was attributable to
         AT&T's FirstNet contract, which was referenced elsewhere in your filing.
Liquidity and Capital Resources, page 55

3. Considering that your borrowings per the Statement of Cash Flows as of December 31,
         2018 are materially different than the period-end amounts recorded in your Balance Sheet, please provide additional narrative regarding intra-period variations in your borrowings to facilitate investor understanding of your liquidity position. Please refer to Section II.A of the Commission Guidance on Presentation of Liquidity and Capital Resources Disclosures
         in Management's Discussion and Analysis (September, 2010) at https://www.sec.gov/rules/interp/2010/33-9144fr.pdf.
Note 1 - The Company and its Significant Accounting Policies
Revenue Recognition , page F-9

4. We note your response to comment 18 and your revised disclosures throughout the filing.
         For design, certification and approval activities that do not involve significant customization, please revise to clarify if these costs are reimbursable and if you consider them to be pre-production expenses related to a long-term supply agreement. Please separately address costs incurred before and after receipt of a product award letter. Refer to ASC 340-10-25-1.
Note 4 - Borrowings, page F-22

5. We note that some of your financial covenants were temporarily suspended and/or changed during 2018. Please revise to clarify if you continue to have a positive EBITDA covenant as of December 31, 2018 and beyond. If so, please disclose the covenant requirements. If not, please revise to disclose that it has been temporarily suspended,
FirstName LastNameRobertis not required. Please also disclose if you were in compliance with waived or otherwise Plaschke
Comapany NameSonim Technologies, Inc. of December 31, 2018. Similarly revise your MD&A all applicable financial covenants as
       liquidity disclosures beginning on page 55.
April 9, 2019 Page 2
FirstName LastName
 Robert Plaschke
FirstName LastNameRobert Plaschke
Sonim Technologies, Inc.
Comapany NameSonim Technologies, Inc.
April 9, 2019
Page 9,
April 3 2019 Page 3
FirstName LastName
        You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Lisa
Etheredge, Staff Accountant, at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.



                                                           Sincerely,

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